EXHIBIT 1

  Media Relations              Investor Relations              Analyst Relations
    Jorge Perez                Abraham Rodriguez                 Ricardo Sales
(51 81) 89888-4334             (52 81) 8888-4262                (212) 317-6008


                              [LOGO OMITTED] CEMEX
                              Building the Future


                           CEMEX ANNOUNCES EXPIRATION
                     OF ITS APPRECIATION WARRANTS AND ADWS


MONTERREY, MEXICO, DECEMBER 21, 2004 - CEMEX, S.A. de C.V. (NYSE: CX) today announced that its appreciation warrants and American Depositary Warrants
(ADWs), each representing five appreciation warrants, expired today in accordance with their terms. Holders of appreciation warrants and ADWs will receive an appreciation value equal to U.S.$2.041231 per appreciation warrant (U.S.$10.206155 per ADW) less any applicable Mexican withholding tax (as described below). The appreciation value for each appreciation warrant represents the difference between U.S.$7.000977, the average closing price of CEMEX's Ordinary Participation Certificates (CPOs), each CPO representing two Series A Shares and one Series B Share of CEMEX, on the Mexican Stock Exchange for the five consecutive trading days ending today (translated into U.S. Dollars at the Peso-Dollar FIX exchange rate), and U.S.$5.223810, the strike price for the appreciation warrants, multiplied by 1.148587 (to reflect anti-dilution adjustments resulting from stock dividends paid by CEMEX since the issuance of the appreciation warrants).

Appreciation warrant holders will receive their appreciation value in the form of CPOs. ADW holders will receive their appreciation value in the form of CEMEX American Depositary Shares (ADSs), each ADS representing five CPOs. The number of CPOs or ADSs to be distributed to each holder will be determined by dividing the appreciation value to which such holder is entitled (less any applicable Mexican withholding tax) by today's closing price of the CPOs on the Mexican Stock Exchange (translated into U.S. Dollars at the Peso-Dollar FIX exchange rate). No fractional CPOs or ADSs will be distributed; instead, cash payments will be made in respect of such fractional CPOs or ADSs.

Of the 103,790,945 appreciation warrants (including appreciation warrants represented by ADWs) originally issued, 9,240,194 appreciation warrants (including appreciation warrants represented by ADWs) were outstanding as of their expiration today due primarily to CEMEX's cash tender offer for appreciation warrants and ADWs, which was consummated in January 2004 (the purchase price paid by CEMEX for the appreciation warrants and ADWs tendered in the offer was MXN 8.10 per appreciation warrant and MXN 40.50 per ADW), and

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several transactions between CEMEX and its subsidiaries and pension funds holding appreciation warrants. Accordingly, the total amount of appreciation value CEMEX will pay in respect of the outstanding appreciation warrants and ADWs is approximately U.S.$18,861,368. CEMEX will pay this amount in cash to the appreciation warrant agent on Friday, December 24, 2004. Upon receipt of this payment, the appreciation warrant agent will withhold any applicable Mexican withholding tax and will use the remaining funds to purchase CPOs from CEMEX through the settlement of forward contracts entered into by CEMEX to hedge its obligations under the appreciation warrants. These CPOs will be distributed to appreciation warrant holders, and ADSs will be distributed by the ADW depositary to ADW holders against deposit of the appropriate number of such CPOs, as soon as practicable after such CPOs are purchased.

Due to a change in Mexico's federal tax laws since the date the appreciation warrants and ADWs were issued, gains, if any, arising from the payment of appreciation value to a non-resident of Mexico will be subject to Mexican withholding tax imposed at a rate of 25% to 40% depending on the holder's country of residence (residents of countries that have a tax treaty with Mexico, including the United States, would be subject to withholding at a rate of 25%). However, unless holders of appreciation warrants and ADWs provided certain information regarding their country of residence and their basis in their appreciation warrants or ADWs, as requested pursuant to a notice mailed to such holders on November 30, 2004, the entire Appreciation Value to be received by such holders will be subject to Mexican withholding tax imposed at a rate of 40%.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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